CUSIP NO. 726503105

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934*
(Amendment #10)

Plains All American Pipeline, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

         726503105
(CUSIP Number)

Paul G. Allen
Vulcan Capital Private Equity Inc.
Vulcan Capital Private Equity Management I LLC
Vulcan Capital Private Equity I LLC
Vulcan Capital Private Equity II LLC
505 Fifth Avenue S, Suite 900
Seattle, Washington 98104
(206) 342-2000

Vulcan Energy Corporation
333 Clay Street, Suite 1600,
Houston, Texas 77002

August 17, 2011
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

CUSIP NO. 726503105

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul G. Allen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER: 6,502,240 Common Units
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER: 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER: 6,502,240 Common Units
	10	SHARED DISPOSITIVE POWER: 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,502,240 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% of Common Units
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726503105

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Capital Private Equity Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER: 0
NUMBER OF SHARES	8	SHARED VOTING POWER: 3,903,259 Common Units
BENEFICIALLY OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER: 0
PERSON WITH	10	SHARED DISPOSITIVE POWER: 3,903,259 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,903,259 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726503105

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Capital Private Equity Management I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER: 0
NUMBER OF SHARES	8	SHARED VOTING POWER: 3,706,044 Common Units
BENEFICIALLY OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER: 0
PERSON WITH	10	SHARED DISPOSITIVE POWER: 3,706,044 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,706,044 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 726503105

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Capital Private Equity I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER: 0
NUMBER OF SHARES	8	SHARED VOTING POWER: 3,706,044 Common Units
BENEFICIALLY OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER: 0
PERSON WITH	10	SHARED DISPOSITIVE POWER: 3,706,044 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,706,044 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 726503105

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Capital Private Equity II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER: 0
NUMBER OF SHARES	8	SHARED VOTING POWER: 197,215 Common Units
BENEFICIALLY OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER: 0
PERSON WITH	10	SHARED DISPOSITIVE POWER: 197,215 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,215 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 726503105

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Energy Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER: 0
NUMBER OF SHARES	8	SHARED VOTING POWER: 2,598,981 Common Units
BENEFICIALLY OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER: 0
PERSON WITH	10	SHARED DISPOSITIVE POWER: 2,598,981 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,598,981 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% of Common Units
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726503105

Introductory Note

This tenth amendment to the Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 3, 1993, as amended on July 3, 2001, July 23, 2004, October 13, 2004, December 20, 2004, August 12, 2005, September 3, 2008, September 10, 2009, January 6, 2011 and January 19, 2011.  This tenth amendment is filed by Paul G. Allen; Vulcan Capital Private Equity Inc., a Delaware corporation (“Vulcan Capital Inc.”), Vulcan Capital Private Equity Management I LLC, a Delaware limited liability company (“Vulcan Capital Management”), Vulcan Capital Private Equity I LLC, a Delaware limited liability company (“Vulcan Capital LLC”), Vulcan Capital Private Equity II LLC, a Delaware limited liability company (“Vulcan Capital II LLC”) and Vulcan Energy Corporation, a Delaware corporation (“Vulcan Energy” and collectively, the “Reporting Persons”), which is successor by merger to Plains Holdings II Inc., a Delaware corporation which was successor by merger to Plains Holdings Inc., a Delaware corporation which was successor by merger to Plains Resources Inc., a Delaware corporation, with respect to the common units (“Common Units”) of Plains All American Pipeline, L.P. (the “Issuer”), the principal executive offices of which are located at 333 Clay St., Suite 1600, Houston TX, 77002.  Except as otherwise specified in this Amendment, all previous Items are unchanged.  Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D as amended prior to the date hereof.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 6, 2011, a copy of which is attached as Exhibit 99.1 to the eighth amendment to this Schedule 13D filed by the Reporting Persons on January 6, 2011 and incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Exchange Act.

Item 5. Interest in Securities of the Issuer.

The following sections of Item 5 are amended and restated in their entirety as follows:

(a)           Based upon information set forth in the Issuer’s prospectus supplement dated August 12, 2011 filed with the Securities and Exchange Commission, there were 149,357,119 Common Units outstanding as of August 10, 2011.  As of August 23, 2011, the aggregate number and percentage of Common Units beneficially owned by the Reporting Persons is 6,502,240 Common Units, or 4.4%, although each Reporting Person disclaims beneficial ownership of the shares beneficially owned by each other Reporting Person.  This number of Common Units includes the following:

(1)
Mr. Allen is not a holder of record of any Common Units.  Mr. Allen owns 175,875 shares of Class A Common Stock of Vulcan Energy, or approximately 80% of the outstanding shares of Vulcan Energy common stock.  Mr. Allen is the sole stockholder of Vulcan Capital Inc.

(2)
Vulcan Capital Inc. is not a holder of record of any Common Units.  Vulcan Capital Inc. is the managing member of Vulcan Capital Management, which is the manager of Vulcan Capital LLC.  Vulcan Capital Inc. is also the sole member of Vulcan Capital II LLC.

(3)	Vulcan Capital Management is not a holder of record of any Common Units. Vulcan Capital Management is the manager of Vulcan Capital LLC.

(4)	Vulcan Capital LLC is a record holder of 3,706,044 Common Units (representing 2.5% of the total outstanding Common Units).

(5)	Vulcan Capital II LLC is a record holder of 197,215 Common Units (representing 0.1% of the total outstanding Common Units).

CUSIP NO. 726503105

(6)	Vulcan Energy is a record holder of 2,598,981 Common Units (representing 1.7% of the total outstanding Common Units).

(c)           The following transactions in the Common Units beneficially owned by the Reporting Persons were effected by Vulcan Energy at a price per Common Unit of $59.30 in the last 60 days:

Date	# of Common Units	Where/How Transaction Effected
8/17/2011	7,500,000	Underwritten offering
8/18/2011	1,052,572	Registered direct sale to other stockholders of Vulcan Energy
8/22/2011	1,050,000	Underwritten offering (over-allotment)
8/23/2011	188,567	Registered direct sale to other stockholders of Vulcan Energy (over-allotment)

Except as set forth above, no other Reporting Person and, to each Reporting Person’s knowledge, the other persons identified pursuant to Item 2, have not effected any other transactions in any outstanding class of Common Units of the Issuer during the past 60 days.

(e)           As of August 23, 2011, all Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Units.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company

Item 6 is hereby amended by adding the following:

Lock-Up Agreements

In connection with these transactions, Vulcan Energy, Vulcan Capital LLC and Vulcan Capital II LLC have agreed that, for a period of 45 days from August 12, 2011 that they will not offer, sell, contract to sell, pledge or otherwise dispose of any Common Units or any securities convertible into, or exercisable or exchangeable for or that represent the right to receive Common Units or any securities that are senior to or pari passu with Common Units, including, including, with respect to us and our controlled affiliates, the grant of any options or warrants to purchase Common Units. This agreement does not apply to distributions to stockholders or members of Vulcan Energy, Vulcan Capital LLC or Vulcan Capital II LLC, or bona fide gifts or dispositions to any trust, family limited partnership or family limited liability company for the direct or indirect benefit of such entities and/or the immediate family of affiliates of such entities (in each such case, any transferees will agree to be bound by the lock-up agreement for the remainder of its term).  Citigroup Global Markets Inc., in its sole discretion, may release any of the Common Units subject to these lock-up agreements at any time without notice.

In addition, Vulcan Energy, Vulcan Capital LLC and Vulcan Capital II LLC have entered into lock-up agreements with the Issuer, with restrictions similar to those set forth above, for terms of two years with respect to the units owned by Vulcan Energy and one year with respect to the units owned by Vulcan Capital LLC and Vulcan Capital II LLC. The Issuer may waive these restrictions at any time or from time to time in our discretion.

Item 7. Material to be Filed as Exhibits

99.1
Underwriting Agreement, dated August 11, 2011, by and among Plains All American Pipeline, L.P., Vulcan Energy Corporation and Citigroup Global Markets Inc., Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and UBS Securities LLC, as representatives of the several underwriters named therein.

99.2
Lock-Up Agreement dated August 11, 2011 by Vulcan Capital Private Equity I LLC and Vulcan Capital Private Equity II LLC in favor of Citigroup Global Markets Inc. and the other underwriters named therein.

99.3	Lock-Up Agreement dated August 11, 2011 by Vulcan Energy Corporation in favor of Plains All American Pipeline, L.P.

CUSIP NO. 726503105

99.4	Lock-Up Agreement dated August 11, 2011 by Vulcan Capital Private Equity I LLC in favor of Plains All American Pipeline, L.P.

99.5	Lock-Up Agreement dated August 11, 2011 by Vulcan Capital Private Equity II LLC in favor of Plains All American Pipeline, L.P.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  August 24, 2011

/s/ William L. McGrath
By: William L. McGrath
As Attorney-in-fact for Paul G. Allen

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 24, 2011

VULCAN CAPITAL PRIVATE EQUITY INC.

By:	/s/ William L. McGrath
	Name:	William L. McGrath
	Title:	Vice President and Secretary

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  August 24, 2011

VULCAN CAPITAL PRIVATE EQUITY MANAGEMENT I LLC

By: Vulcan Capital Private Equity Inc., its managing member

By:	/s/ William L. McGrath
	Name:	William L. McGrath
	Title:	Vice President and Secretary

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  August 24, 2011

VULCAN CAPITAL PRIVATE EQUITY I LLC

By: Vulcan Capital Private Equity Management I LLC, its manager By: Vulcan Capital Private Equity Inc., its managing member

By:	/s/ William L. McGrath
	Name:	William L. McGrath
	Title:	Vice President and Secretary

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  August 24, 2011

VULCAN CAPITAL PRIVATE EQUITY II LLC

By: Vulcan Capital Private Equity Inc., its sole member

By:	/s/ William L. McGrath
	Name:	William L. McGrath
	Title:	Vice President and Secretary

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  August 24, 2011

VULCAN ENERGY CORPORATION

By:	/s/ T. Geoff McKay
	Name:	T. Geoff McKay
	Title:	Chairman and Vice President

Exhibit Index

Name of Exhibit

99.1
Underwriting Agreement, dated August 11, 2011, by and among Plains All American Pipeline, L.P., Vulcan Energy Corporation and Citigroup Global Markets Inc., Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and UBS Securities LLC, as representatives of the several underwriters named therein.

99.2
Lock-Up Agreement dated August 11, 2011 by Vulcan Capital Private Equity I LLC and Vulcan Capital Private Equity II LLC in favor of Citigroup Global Markets Inc. and the other underwriters named therein

99.3	Lock-Up Agreement dated August 11, 2011 by Vulcan Energy Corporation in favor of Plains All American Pipeline, L.P.

99.4	Lock-Up Agreement dated August 11, 2011 by Vulcan Capital Private Equity I LLC in favor of Plains All American Pipeline, L.P.

99.5	Lock-Up Agreement dated August 11, 2011 by Vulcan Capital Private Equity II LLC in favor of Plains All American Pipeline, L.P.